FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated November 15, 2023 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 15, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share



Financial Results for the 3rd Quarter of 2023

November 15, 2023

Our Executives

Semiramis Paliou



Director & Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director, Chief Financial Officer, Chief Strategy Officer, Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from our established track record

Financial Results for the 3rd Quarter of 2023

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.


LOS ANGELES

DIANA SHIPPING INC.

Diana's key points

42 vessels
in the water*



99.7%
AVERAGE FLEET UTILIZATION**



Ultramax
12%
Kamsarmax
10%
Post-Panamax
10%
Newcastlemax
18%
Panamax
12%
Capesize
38%
4.7 MIL DWT
CARRYING
CAPACITY*



Other
12.5%
Grains
6.1%
Coal
33.5%
Iron Ore
47.9%
21.6 MIL MT
CARGO CARRIED
2023**



1,040***
people across sea & ashore

- 35 vessels managed by Diana Shipping Services S.A.
- 7 vessels managed by Diana Wilhelmsen Management Limited

*As of November 10, 2023. m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in and a partial ownership interest through a joint venture arrangement in m/v DSI Drammen. The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels. m/v Boston has been sold and is expected to be delivered to her new Owners by December 20, 2023.
**For the nine months ended September 30, 2023.
***As of September 30, 2023.

Highlights of the 3rd Quarter 2023 and recent developments

- Announced the order of two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk vessels, built at Tsuneishi Group, for a purchase price of US$46 million each
- Became partner in a joint venture entity that is expected to own and operate offshore wind vessels. The joint venture entity has ordered two high spec Commissioning Service Operation Vessels (CSOVs), built at VARD yard, with the option to acquire two additional offshore wind service vessels
- Sale of m/v Boston to an unaffiliated third party at a net sale price of approximately US$18 million and delivery date to the buyer latest by December 20, 2023
- Declared a stock dividend in the amount of US$0.15 per common share, in the aggregate amount of approximately US$16.2m, which will be paid in shares of the Company's common stock
- Converted 9,793 shares of 8% Series C Cumulative Convertible Perpetual Preferred Stock of OceanPal Inc. into OP common shares
- As of November 10, 2023, we have secured US$30.7m of contracted revenues for 90% of the remaining ownership days of the year 2023 and have secured US$108.1m of contracted revenues for 46% of the ownership days of the year 2024

Recent Chartering Activity

- We secured charter on **2 Ultramax vessels*** at a weighted average daily rate of **$13,396** for an average period of **373** days** and a remaining period of **351** days**
- We secured charter on **3 Panamax/Kamsarmax vessels*** at a weighted average daily rate of **$12,642** for an average period of **338** days** and a remaining period of **283** days**
- We secured charter on **3 Capesize/Newcastlemax vessels*** at a weighted average daily rate of **$17,380** for an average period of **550** days** and a remaining period of **494** days**

VESSEL	TYPE	BUILT	RATE
Seattle	Capesize	2011	$17,500
Ismene	Panamax	2013	$12,650
Newport News	Newcastlemax	2017	$20,000
Semirio	Capesize	2007	$14,150
DSI Aquila	Ultramax	2015	$12,500
DSI Pyxis	Ultramax	2018	$14,250
Maia	Kamsarmax	2009	$13,500
Crystalia	Panamax	2014	$11,250


Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25

Previous Charter Period — Fixed Period **

*During the period July 28, 2023 to November 8, 2023

**Earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

Non-speculative & disciplined employment **strategy**

VESSEL	TYPE	BUILT	RATE	CHARTERER
Florida*	Capesize	2022	$25,900	Bunge S.A.
Seattle	Capesize	2011	$26,500	Solebay
Ismene	Panamax	2013	$12,650	ST Shipping
Newport News	Newcastlemax	2017	$23,500	NYK Kaisha
Medusa	Kamsarmax	2010	$14,250	ASL Bulk Shipping Limited
San Francisco	Newcastlemax	2017	$22,000	SwissMarine
Semirio	Capesize	2007	$19,700	Solebay
Myrto	Kamsarmax	2013	$12,650	Cobelfret
Santa Barbara*	Capesize	2015	$21,250	Smart Gain Shipping Co., Limite
DSI Pyxis	Ultramax	2018	$17,100	Cargill Ocean Transportation
New York	Capesize	2010	$13,000	SwissMarine
Selina	Panamax	2010	$12,000	Cargill
Phaidra	Post-Panamax	2013	$12,250	Aquavita International S.A.
DSI Altair	Ultramax	2016	$13,800	Western Bulk Carriers AS
Astarte	Kamsarmax	2013	$15,000	Reachy Shipping (SGP) Pte. Ltd.
Boston**	Capesize	2007	$17,000	ST Shipping and Transport Pte.
DSI Pegasus	Ultramax	2015	$14,000	Reachy Shipping
Houston	Capesize	2009	$13,000	EGPN Bulk Carrier
Maia	Kamsarmax	2009	$13,500	ST Shipping and Transport Pte.
G. P. Zafirakis	Capesize	2014	$17,000	Solebay
Electra	Post-Panamax	2013	$14,500	Cobelfret S.A.
Los Angeles	Newcastlemax	2012	$17,700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13,100	ASL Bulk Maritime
Myrsini	Kamsarmax	2010	$15,000	Salanc Pte. Ltd.
P.S. Palios	Capesize	2013	$31,000	Classic Maritime
Polymnia	Post-Panamax	2012	$15,000	Cobelfret
Atalandi	Panamax	2014	$13,250	Aquavita
DSI Phoenix	Ultramax	2017	$13,250	ASL Bulk Maritime
Leto	Panamax	2010	$14,500	Cargill
Crystalia	Panamax	2014	$11,250	Reachy Shipping
Leonidas P. C.	Kamsarmax	2011	$17,000	Cargill
Philadelphia	Newcastlemax	2012	$26,000	C Transport
DSI Aquarius	Ultramax	2016	$14,200	Engelhart CTP Freight (Switzerl
Alcmene	Post-Panamax	2010	$13,000	SwissMarine Pte.
DSI Pollux	Ultramax	2015	$17,000	Delta Corp
Amphitrite	Post-Panamax	2012	$14,250	Cobelfret
Artemis	Panamax	2006	$10,000	Jera Global Markets Pte. Ltd.
New Orleans*	Capesize	2015	$32,000	Engelhart CTP
DSI Andromeda*	Ultramax	2016	$14,250	Western Bulk Carriers AS
Maera	Panamax	2013	$12,000	Cargill
Average		2013	$16,608	



Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Average Daily TC Rate of Fixed Revenues
16,014**
for the remaining of 2023
Average contract duration**
1.36 years
10% Unfixed days**
for the remaining of 2023
Secured Revenues
$30.7m**
for the remaining of 2023

Fixed Period | Previous Charter Period | Period of the vessel not in our possession

*Bareboat charter-in.
**Vessel has been sold and is expected to be delivered to her new Owners by December 20, 2023.

***As of November 13, 2023.

Source: Company

DIANA SHIPPING INC.

Financial Highlights for the 3rd Quarter 2023*

	Three months ended September 30, 2023	2022
TC Revenues	$62.1m	$73.8m
Earnings per common share, diluted	$0.06	$0.37

	September 30, 2023	December 31, 2022
Cash, cash equivalents, time deposits and restricted cash	$173.6m	$143.9m
Long-term debt and finance liabilities, net of deferred financing costs	$657.4m	$663.4m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Summary of Selected Financial & Other Data*

	Three months ended September 30, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	62.1	73.8
Voyage expenses	2.9	3.4
Vessel operating expenses	21.2	17.7
Net income	7.4	31.7
Net income attributable to common stockholders	5.9	30.3
Fleet data		
Average number of vessels	41.0	34.9
Number of vessels	41.0	34.0
Weighted average age of vessels	10.5	10.4
Ownership days	3,772	3,210
Available days	3,721	3,022
Operating days	3,720	2,994
Fleet utilization	100.0%	99.1%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,891	23,289
Daily vessel operating expenses***	5,621	5,509

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Summary of Selected Financial & Other Data*

	Nine months ended September 30, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	202.1	214.3
Voyage expenses	10.3	4.1
Vessel operating expenses	64.0	52.5
Net income	40.5	93.4
Net income attributable to common stockholders	36.1	89.1
Fleet data		
Average number of vessels	41.2	34.5
Number of vessels	41.0	34.0
Weighted average age of vessels	10.5	10.4
Ownership days	11,240	9,412
Available days	11,128	8,996
Operating days	11,097	8,913
Fleet utilization	99.7%	99.1%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	17,235	23,363
Daily vessel operating expenses***	5,691	5,579

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Income Statement*

	Nine months ended September 30, 2023 $ Millions	2022 $ Millions
Time charter revenues	202.1	214.3
Operating Expenses		
Voyage expenses	10.3	4.1
Vessel operating expenses	64.0	52.5
Depreciation and amortization of deferred charges	38.3	31.1
General and administrative expenses	24.6	22.0
Management fees to related party	1.0	0.5
Gain on Sale of Vessels	(5.0)	(2.8)
Insurance recoveries	-	(1.8)
Other operating income	(0.9)	(0.5)
Operating income, Total	69.8	109.3
Other Income / (Expenses)		
Interest expense and finance costs	(36.7)	(17.6)
Interest and other income	6.0	1.3
Gain from derivatives	0.2	-
Loss on extinguishment of debt	(0.7)	(0.2)
Gain on deconsolidation of subsidiary	0.8	-
Gain on dividend distribution	0.8	-
Gain from equity method investments	0.2	0.7
Total other expenses, net	(29.4)	(15.9)
Net income	**40.5**	**93.4**
Dividends on series B preferred shares	(4.3)	(4.3)
Net income attributable to common stockholders	**36.1**	**89.1**
Earnings per common share, basic	**0.36**	**1.15**
Earnings per common share, diluted	**0.36**	**1.10**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Income Statement*

	Three months ended September 30, 2023	2022
	$ Millions	$ Millions
Time charter revenues	62.1	73.8
Operating Expenses		
Voyage expenses	2.9	3.4
Vessel operating expenses	21.2	17.7
Depreciation and amortization of deferred charges	11.6	10.6
General and administrative expenses	8.9	7.0
Management fees to related party	0.3	0.2
Gain on sale of vessels	-	(2.8)
Other operating income	(0.7)	(0.1)
Operating income, Total	17.8	37.8
Other Income / (Expenses)		
Interest expense and finance costs	(12.8)	(6.4)
Interest and other income	2.3	0.6
Gain from derivatives	0.2	-
Loss on extinguishment of debt	-	(0.2)
Gain from equity method investments	-	(0.1)
Total other expenses, net	(10.4)	(6.1)
Net income	**7.4**	**31.7**
Dividends on series B preferred shares	(1.4)	(1.4)
Net income attributable to common stockholders	**5.9**	**30.3**
Earnings per common share, basic	**0.06**	**0.39**
Earnings per common share, diluted	**0.06**	**0.37**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Balance Sheet*

- As of September 30, 2023 $657.4 million Total Debt
- $173.6 million of Cash**
- Net Debt of $492.0 million

	September 30, 2023	December 31, 2022
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents, restricted cash and time deposits	173.6	143.9
Other current assets	19.0	17.6
Fixed assets	950.2	996.7
Investments in related parties	13.0	8.3
Other non-current assets	18.5	16.4
Total Assets	**1,174.3**	**1,182.9**
Liabilities and Stockholders' Equity		
Long-term debt and finance liabilities, net of deferred financing costs***	657.4	663.4
Other liabilities	30.5	32.1
Total stockholders' equity	486.4	487.3
Total Liabilities and Stockholders' Equity	**1,174.3**	**1,182.9**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
** Includes $84.5 million of restricted cash and time deposits
***Net of $8.2 million deferred financing costs.

Current Debt Amortization Profile*



CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
US$ million
200
180
160
140
120
100
80
60
40
20
0
$12.9
$2.3
$15
$51.8
$9.4
$61
$51.8
$9.8
$62
$119.1
$51.8
$10.2
$181
$104.6
$48.1
$10.7
$163
$37.3
$24.8
$11.2
$73
$3.8
$15.4
$11.6
$31
$26.0
$3.8
$10.2
$40
$3.8
$6.7
$11
$24.4
$1.0
$2.8
$28
2023 Q4
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Current Debt Balance Profile*


PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$119
$133
$398
$119
$123
$346
$119
$114
$294
$103
$243
$93
$90
$82
$28
$70
$9
$34
$5
$27
$1
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Modest All-in Breakeven Costs


25%
3%
17%
3%
10%
6%
36%
Interest expense, net of interest and dividend income $2,726*
Dry-dock provision $383**
G&A $1,619***
Voyage expenses $916**
Opex $5,691**
Debt Amortization $3,980**
Preferred Dividend $385**

Per Day Per Vessel

Free Cash Flow Breakeven **=$15,700**

As of November 10, 2023	2023	2024
Average Daily Time Charter Rate of Fixed Revenues****	$16,014	$16,155
% of Total Fixed Days	90%	46%

*Includes finance liabilities interest expense
**As of September 30, 2023.
***As of September 30, 2023, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

12-month Timecharter Rates



Capesize
Panamax
Supramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$ / day
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023

Source: Clarksons SIN

Key demand drivers


CAGR (2002-e2023)
4.8%
9.2%
5.3%
9.6%
Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 e2023

Source: Clarksons SIN

DIANA SHIPPING INC.

Dry bulk orderbook

The dry bulk orderbook is near the 20-year low point, total orderbook as % of total fleet is 8.1%



Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD



Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD

Source: Clarksons SIN

DIANA SHIPPING INC.

Pros and cons impacting currently the dry bulk shipping industry

On the positive side:

- Near record low newbuilding orderbook
- Indian major infrastructure projects in the pipeline
- Chinese purchases of U.S. agricultural goods
- Sailing restrictions in the Panama Canal
- Retrofitting of environmental energy saving devices

On the negative side:

- Geopolitical disruption and tight monetary policies
- Unpredictable weather conditions
- Lower congestion
- Sentiment

Diana Shipping Inc.'s Summary

- Focused on our goal of generating and securing free cash flows. Maintain a strong balance sheet through active capital structure management, allowing us to act opportunistically
- Renewing and modernizing our fleet and taking advantage of enticing sustainable shipping projects
- Adhere to our strategy of providing relative stability in a cyclical business, with a goal of maximizing long term shareholder value



Q & A

DIANA SHIPPING INC.